UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Stemline Therapeutics, Inc.

File No. 333-180515 - CF#28193

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Stemline Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 02, 2012.

Based on representations by Stemline Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 19, 2015
Exhibit 10.2	through June 19, 2015
Exhibit 10.3	through June 19, 2015
Exhibit 10.4	through June 19, 2015
Exhibit 10.5	through June 19, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Legal Branch Chief